Exhibit 99.1

Aegean Marine Petroleum Network Inc. Announces Agreement to Acquire H.E.C. Europe Limited

New York, NY, February 20, 2018 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") is pleased to announce that today it has entered into a definitive agreement to acquire all of the outstanding share capital of H.E.C. Europe Limited ("H.E.C."), the parent company of Hellenic Environmental Center S.A. and a group of companies that together provide global port reception facilities services (the "HEC Group"), from the shareholders of H.E.C. (the "Sellers"), for aggregate consideration of approximately $367 million, including the assumption of certain indebtedness, which consideration is payable in the form of a combination of debt, the assignment of certain accounts receivables, cash (determined in accordance with the definitive agreement) and shares of Aegean common stock (the "Consideration Shares"), which will represent approximately 33% of the issued and outstanding common stock of Aegean after giving effect to the issuance. The Sellers are companies owned and controlled by Dimitris Melisanidis (Aegean's founder and former Head of Corporate Development) and certain members of his family, and members of the Agiostratitis family (collectively, the "Seller Owners"). Aegean expects the acquisition, which results from several months of negotiations, to be immediately accretive to adjusted earnings per share in year one.

The acquisition was unanimously approved by the Aegean Board upon the recommendation of a special committee of independent directors (the "Special Independent Committee"). In making its recommendation, the Special Independent Committee consulted with its independent financial advisor, Clarksons Platou Securities, Inc. ("Clarksons Platou Securities") and outside legal counsel. The acquisition does not require the approval of Aegean's shareholders.

Highlights of the Acquisition:

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Significant Synergy Potential: The combined company has the potential to achieve significant synergies through repurposing/redeploying idle or underutilized Aegean vessels and consolidating corporate facilities.

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Improved Utilization of Geographic Footprint: The HEC Group can leverage Aegean's existing team and port relationships to expedite its market penetration. The expanded geographic footprint will allow the HEC Group to sell its services into more than 30 markets worldwide.

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Attractive, "Utility-Like" Business Model: The transaction is expected to help diversify Aegean's current business model and reduce its dependency on bunker-market related sales. HEC Group's high-margin and recurring revenues, which are secured by long-term significant port relationships, are expected to further improve stability of cash flows of the combined company.

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Entry into an Exciting and Untapped Market: The combination of the HEC Group and Aegean creates one of the largest providers of port reception facility services and establishes a committed market leader in the rapidly growing global environmental market. Environmental regulatory trends in the industry are expected to generate increased and sustainable demand for HEC Group's services.

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Increased Long-Term Customer Base: Customers from both companies will benefit from the complementary services that the HEC Group and Aegean can provide. Through this combination, there will be significant marketing opportunities.

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Significant Upside Growth Potential: In addition to strong organic growth, the HEC Group's identified acquisitions and geographic expansion projects provide immediate and actionable growth opportunities. Aegean believes that the HEC Group can be a global industry leader with significant growth in EBITDA over time.

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Financial Impact: Aegean expects the acquisition to be immediately accretive to adjusted EPS in year one. Post-closing of the transaction, expected additional 2018E Revenues will amount to approximately $60-65 million and 2018E EBITDA will amount to approximately $35-40 million, which assumes timely closing of the transaction and completion of targeted acquisitions in 2018.

Yiannis Papanicolaou, Chairman of the Board of Directors of Aegean, stated, "For the past several quarters, the Board and senior management have contemplated strategic options for Aegean reflecting the prospects of the traditional bunkering business, the challenges associated with the transition towards a market with a different product mix and the ever-growing needs of the shipping industry for greener products and services. The acquisition of H.E.C., a world leader in its field, is our first decisive step in the direction of combining higher profitability for our shareholders with environmental sustainability and social accountability. Our next priority is the elaboration of a roadmap to operate successfully within the new landscape post-2020 IMO regulatory changes and beyond."

Jonathan McIlroy, Aegean's President, commented, "I want to welcome Darren and the H.E.C. team to the Aegean family. The acquisition of H.E.C. enables Aegean to pursue a complementary high margin business with global growth opportunities, while simultaneously enabling the group to continue the optimization of its global asset base and infrastructure. The combination of these two companies creates a leading service provider to the maritime industry that not only supplies the fuel that enables world trade, but now with H.E.C., cares for the waste created by that trade and in doing so, safeguards our environment."

Dimitris Melisanidis, founder of both Aegean and H.E.C., stated, "The combination of Aegean and H.E.C., two companies that I have been involved with since their creation, unites two businesses that are essential to shipping. Just as Aegean has grown to become a worldwide brand synonymous with high quality physical supply of bunker fuels, H.E.C.'s business has the opportunity to expand globally, and become the market leader in the provision of essential environmental services to vessels and ports. I am happy to return as part of the group that will be the largest shareholder of the combined company as we focus on improving the overall health of the combined business and commit ourselves to a greener world."

Darren Laguea, Group CEO of H.E.C. Europe Limited, said, "I have spent my entire career working in the bunkering industry and port reception facility services. Our team at H.E.C. is extremely excited to be joining Aegean's global network. We believe there are significant synergies to be gained through the cooperation of our two companies and see exciting growth prospects in our future."

Subject to the closing of the acquisition, Aegean, the Sellers and the Seller Owners have agreed to enter into an investor rights agreement, pursuant to which, among other things:

•	the Sellers will agree not to sell, transfer or assign the Consideration Shares for a period of at least one year (subject to extension in certain circumstances) (the "Lock-up Period");

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effective upon closing of the acquisition and for so long as the Sellers, the Seller Owners, and their controlled affiliates collectively beneficially own at least 25% of the issued and outstanding voting stock of Aegean, (i) the Sellers, acting unanimously, will have the right to designate two nominees for appointment or election to the board of directors of Aegean (the "Aegean Board") and recommend one nominee (who shall be independent) for appointment or election to the Aegean Board; (ii) the Sellers, the Seller Owners and their controlled affiliates shall vote all Aegean shares beneficially owned by them in accordance with the recommendations of the Aegean Board with respect to the appointment and removal of directors; and (iii) the Sellers, the Seller Owners and their controlled affiliates shall not in the aggregate acquire beneficial ownership in excess of 40% of the issued and outstanding share capital of Aegean (subject to certain exceptions);

•	Aegean will agree to register for resale the Consideration Shares upon request of the Sellers, subject to the expiration of the Lock-up Period; and

•	the Sellers, the Seller Owners and their controlled affiliates will agree not to compete with the HEC Group for a period of 24 months.

In addition, Aegean expects to appoint one additional independent director to the Aegean Board, effective as of the closing of the acquisition, creating an eight member Board of Directors.

The four new board members expected to be appointed at the closing are Demetrios Diakolios (a new independent director to be appointed by Aegean's existing board members), George Melisanidis and Darren Laguea (the two nominees expected to be designated by the Sellers) and Alexis Rodopoulos (an independent director expected to be nominated by the Sellers and acceptable to Aegean).

The closing of the acquisition is subject to the satisfaction or waiver of customary closing conditions.

The Company will hold a conference call on Wednesday, February 21, 2018 at 10:00 AM EST to discuss the transaction.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 (866) 819-7111 (from the U.S.), 0(800) 953-0329 (from the U.K.) or (+44) (0) 1452 542 301 (Standard International Dial In). Please request "Aegean" from the operator.

 A telephonic replay of the conference call will be available until Wednesday, February 28, 2018. The United States replay number is +1 (866) 247-4222; from the U.K. 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 88442018.

Live Audio Webcast and Slides

In parallel with the conference call, there will also be a live audio webcast as well as slides for use with the conference call. These can be accessed, and will be archived, on the Investor Relations section of the Company's website at http://aegeanmarine.gcs-web.com/events-and-presentations/events.

 Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the call.

Advisors

Seward & Kissel LLP and Ince & Co LLP are serving as legal counsel to Aegean in connection with the acquisition and Jefferies LLC is serving as financial advisor to Aegean. Arnold & Porter is serving as legal counsel to the Special Independent Committee and Clarksons Platou Securities is serving as financial advisor to the Special Independent Committee.

AXIA Capital Markets LLC is serving as financial advisor to H.E.C. in connection with the transaction. AB Management LLC and Orrick, Herrington & Sutcliffe (UK) LLP are serving as legal counsels to the Sellers.

The description of the acquisition contained herein is only a summary and is qualified in its entirety by reference to the Share Purchase Agreement relating to the acquisition, a copy of which will be filed by the Company with the U.S. Securities and Exchange Commission as an exhibit to a Report of Foreign Private Issuer on Form 6-K.

About Aegean Marine Petroleum Network Inc.

Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in more than 30 markets and a team of professionals ready to serve its customers wherever they are around the globe. For additional information please visit: www.ampni.com.

About the HEC Group

The HEC Group is a leading environmental company active in the treatment of maritime and offshore waste, using both chemical and mechanical technologies, in order to support vessel and terminal operators, as well as various governmental and regulatory bodies and port authorities. The vision of the HEC Group is to create a dynamic global network (Global Green Ports) that will become one of the largest international reception facilities networks worldwide. H.E.C., through its affiliates, provides its services to some of the largest international shipping and oil and gas companies. The HEC Group operates in a highly regulated and legislation driven market. Treatment of marine waste is mandatory with regulations applying to all vessels prohibiting the dumping of vessel-generated waste at sea. The waste treatment process takes place both in the HEC Group's modern land-based facilities and in their floating facilities. For additional information please visit: www.hec.gr

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

This press release contains certain estimated and forward-looking non-GAAP financial measures with respect to the HEC Group, such as estimated and projected Earnings Before Interest, Income Taxes, Depreciation and Amortization ("EBITDA"). Aegean has not provided a reconciliation of these measures to the most directly comparable GAAP measure because financial information that is necessary for the reconciliation is not available.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "will," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the Company's ability to successfully complete the proposed acquisition on anticipated terms and timing, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company's operations and other conditions to the completion of the acquisition, risks relating to the integration of H.E.C.'s operations and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the acquisition, the Company's ability to manage growth, the Company's ability to maintain its business in light of its proposed business and location expansion or other changes in its business, the Company's ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which the Company may become a party, adverse conditions in the shipping or the marine fuel supply industries, the Company's ability to retain its key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, the Company's ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which the Company operates, and the world in general, the Company's failure to hedge certain financial risks associated with its business, the Company's ability to maintain its current tax treatments and its failure to comply with restrictions in its credit agreements and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACTS:
Aegean Marine Petroleum Network Inc.
Tel. +1-212-430-1098
Email: investor@ampni.com

Investor Relations / Media Advisor
Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
Tel. +1-212-661-7566
Email: aegean@capitallink.com